Exhibit 99.1

Tomkins Announces Sale of Air Distribution Division

Release Date: November 9, 2012

On November 9, 2012, Pinafore Holdings B.V. (the “Company”) closed on the sale of certain of its indirect subsidiaries that comprise the Company’s Air Distribution Division to the Canada Pension Plan Investment Board (“CPPIB”). The aggregate consideration paid in connection with the transaction was approximately $1.1 billion in cash (subject to certain customary adjustments). The Air Distribution Division manufactures air distribution and ventilation products for residential and non-residential buildings and air movement and control products for industrial and infrastructure applications, in each case primarily in North America.

Credit Suisse, BofA Merrill Lynch and Citigroup served as financial advisors to subsidiaries of the Company involved in the transaction. RBC Capital Markets, UBS and Barclays served as financial advisors to CPPIB.

Forward-Looking Statements

This release may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 3 to 15. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.